EXHIBIT 99.1

Brookfield Closes US$9 Billion Global Private Equity Fund

BROOKFIELD NEWS, Nov. 04, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A) announced today the closing of its latest flagship global private equity fund, Brookfield Capital Partners V (“BCP V” or the “Fund”) with total equity commitments of $9 billion in the program.

Based on strong investor demand, BCP V attracted total capital commitments exceeding the original $7 billion fundraising target. BCP V’s predecessor fund closed in 2016 with $4 billion of total capital commitments.

Investors in the Fund are a diverse group of institutional investors, including public and private pension plans, sovereign wealth funds, financial institutions, endowments and foundations, family offices, and private wealth investors. Brookfield Business Partners L.P. (NYSE: BBU, TSX: BBU.UN) has committed $3 billion to the Fund, underscoring the alignment of interests with other investors.

Cyrus Madon, head of Brookfield’s private equity business, said “We are pleased to have reached this milestone based on the ongoing strong support we have received from our investors. We have already deployed capital into a number of high-quality businesses and look forward to continuing to prudently invest where we can bring our operating capabilities, global scale, and expertise as part of the broader Brookfield platform to create value for our investors and our businesses.”

To date, the Fund has committed approximately $2.5 billion to acquire businesses with high barriers to entry, low production costs, and the potential for enhanced cash flow generation, including a leading global automotive battery business and one of the largest private hospital operators in Australia.

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with over US$500 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. For more information, please visit www.brookfield.com.

For more information, please contact:

Media Claire Holland Vice President, Communications & Branding Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: +1 416 359 8647 Email: linda.northwood@brookfield.com